Exhibit 2

NORTEL INVERSORA S.A.

Summary of the resolutions adopted by the

Class B Preferred Shares Special Stockholders’ Meeting

held on November 10, 2017.

One (1) stockholder, through its agent, and two (2) stockholders, in person, attended the meeting, with a total of 1,408,199 book-entry Class B preferred shares at AR$10 par value each and entitled to one voting right per share at this Special Stockholders’ Meeting, representing 95.77% of the total of 1,470,455 Class B preferred shares and the voting rights to which such Class B preferred shares are entitled to at this Special Stockholders’ Meeting.

1)                                    Approval and Subscription of the Minutes of the Meeting. Appointment of designees to approve and sign the Minutes.

It was resolved by a majority of the eligible votes that the two stockholders designated by the President of the Company be appointed to approve and sign the minutes; to that end, the President designated Mr. Alberto Federico Petracchi and the representative of JP Morgan Chase Bank ADRs to approve and sign the minutes of the Class B Preferred Shares Special Stockholders’ Meeting.

2)                                    Merger with Telecom Argentina S.A. Consideration of the merger of Nortel Inversora S.A. with and into Telecom Argentina S.A., as the surviving company, within the context of the corporate reorganization approved by the General Ordinary and Extraordinary Stockholders’ Meeting of the Company held on May 22, 2017, whereby Telecom Argentina S.A. will incorporate by merger Sofora Telecomunicaciones S.A., Nortel Inversora S.A., and Telecom Personal S.A., as merged companies, (hereinafter, “the Merger”) in accordance with the provisions of Section 82 and subsequent sections of the Companies General Law (“Ley General de Sociedades”), Section 77 and subsequent sections of the Income Tax Law (“Ley de Impuesto a las Ganancias”) and the Rules of the National Securities Commission (“Comisión Nacional de Valores — CNV”). Dissolution of Nortel Inversora S.A. as a result of the Merger.  Exchange ratio of the Class B Preferred Shares of Nortel Inversora S.A. in exchange for Class B Common Shares of Telecom Argentina S.A. with voting rights and with no economic preference at the Nortel’s Preferred B Exchange Ratio, established in the Preliminary Reorganization Agreement dated March 31, 2017.  Waiver and removal of the provisions of Condition No. 9, under the heading “Commitments” of the Conditions for the Issuance of the Class B Preferred Shares.  Legal and accounting documents related to the Merger, including the Preliminary Reorganization Agreement, the special and consolidated financial statements of the merger, the Supervisory Committee’s report, the amendment of the bylaws of Telecom Argentina S.A. Subscription of the Final Reorganization Agreement.

In accordance with the proposal of the Board of Nortel Inversora S.A., it was resolved, by a majority of the eligible votes, to approve all the matters included in item 2 of the Agenda.

Present at the Stockholders’ Meeting was Nora Lavorante, CPA, on behalf of the Buenos Aires Stock Exchange.

Maria Blanco Salgado

Attorney-in-fact